China Clean Energy Inc.
20 Sterling Circle
Suite 204
Wheaton, Illinois 60187

January 14, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jenn Do

Re:	China Clean Energy Inc. (the “Company”)
Form 8-K/A Item 4.01 filed January 14, 2010
File No. 333-126900

Ladies and Gentlemen:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please call Avital Even-Shoshan of Haynes and Boone, LLP, counsel to the Company, at 212-659-4991.

Sincerely,

CHINA CLEAN ENERGY INC.

By:              /s/ Tai-Ming Ou
Name: Tai-Ming Ou
Title:  Chief Executive Officer